SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              GUILFORD MILLS, INC.
                            (Name of Subject Company)


                              GUILFORD MILLS, INC.
                       (Names of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   401794 20 1
                      (CUSIP Number of Class of Securities)


                                 JOHN A. EMRICH
                              GUILFORD MILLS, INC.
                             6001 WEST MARKET STREET
                             GREENSBORO, N.C. 27409
                             TELEPHONE: 336-316-4000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH COPIES TO:

                            STEPHEN E. JACOBS, ESQ.
                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

                       CERBERUS TO ACQUIRE GUILFORD MILLS

GREENSBORO, N.C. (Feb. 27, 2004) - Guilford Mills, Inc. (OTC Bulletin Board:
GMIL) announced today that it has entered into a definitive agreement for an affiliate of Cerberus Capital Management ("Cerberus"), an investment firm based in New York, to acquire Guilford Mills in a cash tender offer.

The terms of the agreement provide that Cerberus will commence a tender offer to pay $19.00 per share in cash to all holders of shares outstanding for a total equity value of $107 million. The tender offer, which is not subject to a financing condition, is expected to commence within the next five business days and will remain open for at least twenty business days following the commencement of the offer.

The Board of Directors of Guilford Mills has approved the transaction. Consummation of the tender offer is conditioned upon matters customary in similar transactions. The parties expect the tender offer to be completed in the second calendar quarter of 2004. Following the completion of the tender offer, an affiliate of Cerberus will merge with and into Guilford Mills, with any shares not tendered to Cerberus being converted into the right to receive $19.00 per share in cash.

Stockholders holding, in the aggregate, approximately 48% of the outstanding shares of Guilford Mills have agreed, subject to certain conditions, to tender their shares to Cerberus in the tender offer.

Goldman Sachs & Co. acted as exclusive financial advisor to Guilford Mills, and Rothschild Inc. acted as exclusive financial advisor to Cerberus. Weil, Gotshal & Manges LLP served as outside counsel to Guilford Mills, and Schulte Roth & Zabel LLP served as outside counsel to Cerberus.

The proposed transaction comes less than eighteen months after Guilford Mills' emergence from bankruptcy.

Cerberus stated it was very excited to be able to acquire a global industry leader in automotive fabrics. Cerberus is looking forward to working with the current management team to create opportunities for future growth.

"I'm very excited to see Guilford placed in the hands of people who share our vision for building this company," said John A. Emrich, the Company's President and Chief Executive Officer. "They believe in this company and our operations, and they fully support our plans for growth."

Emrich said, "It took exceptional effort from many people to get us to this point. Much credit goes to our current stockholders, who demonstrated their confidence in our team and our direction, our customers, our suppliers, and our 2,600 associates, who performed incredibly well in a very challenging business environment."

Guilford Mills is a global designer and manufacturer of engineered fabrics for automotive, technical and apparel applications, serving a diversified customer base.

Cerberus Capital Management, L.P. and its affiliated entities manage funds and accounts with capital in excess of $12 billion.

The tender offer for the outstanding shares of Guilford Mills has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Guilford Mills. When they become available, stockholders should read:

     o Guilford Mills's solicitation/recommendation statement on Schedule 14D-9, and

     o Cerberus's Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, stockholders can obtain these documents for free from the U.S. Securities and Exchange Commission's website at http://www.sec.gov.


This press release may contain forward-looking statements, including statements about the timing and completion of an all cash tender offer for Guilford Mills' outstanding shares, the ability to complete the tender offer and subsequent merger on the terms contemplated, the value of the transaction, the anticipated impact of the acquisition on Guilford Mills' operations and financial results and other projections within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties, including the risks and uncertainties disclosed in Guilford Mills' filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended Sept. 28, 2003, and its quarterly report on Form 10-Q for the period ended Dec. 28, 2003, that could cause actual results to differ materially from those projected in these forward-looking statements. These statements speak only as of the date of this press release, and Guilford Mills undertakes no obligation to update or revise any of the statements, risks or reasons why actual results might differ. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

                                      # # #

Contact:     Guilford Mills:
             John A. Emrich
             Chief Executive Officer
             (336) 316-4000

             Cerberus:
             Richard C. Auletta
             (212) 355-0400
             rca@auletta.com